A MESSAGE FROM **BANDERA PARTNERS** TO OUR FELLOW **STOCKHOLDERS OF LUBY'S, INC.**

Just over 11 years ago, as Luby's was being targeted by an activist investor, CEO Christopher Pappas and the rest of the Luby's Board of Directors made stockholders a promise:

"Your Board and management team have a strategic growth plan for Luby's designed to create profitable growth and long-term shareholder value." – Luby's Board of Directors, December 2007

Luby's stock was $10.25 that day. It has fallen 82% since then. DO NOT FALL FOR THE SAME PROMISE THIS TIME! Year after year, Luby's says it is on the cusp of turning around the business with its strategic plan. These plans have NEVER created value for stockholders.

In **2008**, when Luby's stock price was $7.00: *"We remain confident that our long-term strategic plan . . . will enhance shareholder value*."
In **2009**, when Luby's stock price was $4.12: *"We believe that the focused execution of our near-term and long-term plans will enhance shareholder value."*
2010: *"The actions we've taken better position the Company for enhanced long-term shareholder value."*
2011: *"We have plans in place to grow each of our brands . . . We see opportunities to improve shareholder value as we grow our brands."*
2012: *"We have positioned the company for new unit growth . . . Our goal remains to enhance shareholder value by growing sales, operating cash flow and profitability."*
2013: *"Our future is promising . . . we are working hard to drive increased customer traffic and sales while managing costs to drive profitability and enhance shareholder value."*
2014: *"With a laser focus on executing at the highest levels . . . and prudently investing in our brands, we will enhance shareholder value."*
2015: *"We believe our company and brand portfolio . . . is well positioned for sustainable growth and enhanced shareholder value going forward."*
2016: *"We believe that we are well-positioned to enhance shareholder value over the long term."*
2017: *"We believe these crucial aspects of our business to achieve operational excellence of our brands will lead to growth in profitability and enhanced shareholder value."*

We strongly believe that what is happening at Luby's is wrong. If our slate of qualified nominees is elected, our first and only priority will be creating shareholder value for you. If you are tired of years of unfulfilled promises, poor financial and operating performance, value destroying capital allocation, and excessive executive and director compensation, PLEASE VOTE THE <u>GOLD</u> PROXY.

THE TIME FOR CHANGE IS NOW!

TO SUPPORT OUR NOMINEES, PLEASE **ONLY** VOTE USING THE **GOLD** PROXY CARD.

If you wish to support Bandera's nominees, **DO NOT** vote using Luby's WHITE proxy card. A vote on Luby's WHITE proxy card AGAINST the current Board of Directors is **NOT** a vote for our Nominees and helps the current Board! Only your most recently voted proxy counts.

Proxy voting is confusing: for assistance on how to vote your **GOLD** proxy, please contact InvestorCom at (877) 972-0090 or email info@investor-com.com

For questions about our slate of qualified nominees, please contact Jeff Gramm at (212) 232-4583 or email jeff@banderapartners.com